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                       April 11, 2024

       Mark McCaffrey
       Chief Financial Officer
       GoDaddy Inc.
       2155 E. GoDaddy Way
       Tempe, AZ 85284

                                                        Re: GoDaddy Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-36904

       Dear Mark McCaffrey:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology
       cc:                                              Alan Denenberg